August 15, 2008
VIA EDGAR & FACSIMILE
Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	Goldleaf Financial Solutions, Inc. (the “Registrant”) Form 10-K Filed on March 18, 2008 File No. 000-25959
Dear Mr. Wilson:
     This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your August 1, 2008 letter.
Notes to Consolidated Financial Statements
Organization and Significant Accounting Policies
Goodwill, Intangible and Other Assets, page F-12
1.	We note your disclosure that based on your December 2007 annual impairment analysis you believe there is no impairment of your goodwill. We further note that during 2007 your stock price, and by extension your market capitalization, declined by approximately 70%. Please explain how you determine the fair value of your reporting units and how your estimates of fair value comply with paragraphs 23 and 25 of SFAS 142. Explain how your determination of fair value factored in the significant decrease in your market capitalization during 2007.
Response:
     The Registrant conducts its annual impairment analysis as of December 31st of each year, or whenever a change of circumstances leads to indicators of potential impairment, consistent with the provisions of SFAS 142. SFAS 142, paragraphs 23 to 25, provide a hierarchy of factors to be used in determining the fair value utilized in a goodwill impairment test. Quoted market prices in active markets are described as the best measure of fair value, when available; however, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit. Thus, the quoted market price of an individual equity security need not be the sole measurement basis of the fair value of a reporting unit. In estimating the fair value of a reporting unit such estimates should be based on the best information available, including prices of similar assets and liabilities and the results of using other valuation techniques.
     As quoted market prices are not available on a reporting unit basis, our analysis included a determination of the estimated fair value of our two reporting units based on both the income and market approaches, which we consider to be the best available techniques to estimate the fair value of our reporting units. In these analyses, certain key assumptions include historical and projected financial results, weighted average cost of capital, comparable valuations of other public companies in similar industries using revenue and EBITDA multiples, and recent marketplace acquisitions by ourselves and others of similar companies as valued using EBITDA and revenue multiples.
     Results of our goodwill analysis as of December 31, 2007 were as follows:

Reporting Unit	Carrying Value	Fair Value	Excess
	($ in thousands)

Financial Institutions Services	$47,288	$62,950	$15,662
Retail Inventory Mgmt Services	3,074	4,356	1,282

Total	$50,362	$67,306	$16,944
     Pursuant to these analyses the Registrant concluded that the estimated fair value of our reporting units continued to be in excess of the recorded carrying value of each such reporting unit. In accordance with paragraph 19 of SFAS 142, “if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.”
     The Registrant also considered the fact that the total of the estimated fair values of each reporting unit (its estimated total enterprise value) determined in connection with the impairment analysis exceeded our market capitalization as of December 31, 2007. Since our existing assets continued to perform and generate revenues and EBITDA within an expected range, thus supporting the estimated fair values as calculated, there were several facts and circumstances which management believed were responsible for the disparity between our market capitalization and the recorded carrying value of our equity at December 31, 2007.
1.	In connection with our recapitalization completed in October 2006, we communicated to the marketplace a strategy of significant growth through acquisition in the coming months. However, through the end of 2007, due to very high transaction multiples being demanded in the marketplace, we had only completed two relatively small acquisitions.

2.	We experienced turnover in the CFO position twice in the second half of the year (once in August 2007 and once in November 2007).
     We understand that both of these factors negatively impacted our common stock trading prices even though the existing business was performing as planned.
     We note that our market capitalization was over $75 million at June 30, 2007, and over $50 million in October 2007, and management believes that the subsequent decline was due to the factors discussed above. In addition, the December 31, 2007 market capitalization of only $27.5 million would have indicated a valuation of only 0.5x trailing revenues, while comparable public companies and acquisition transactions continued to be valued in the marketplace in the range of 1.0x — 2.0x revenues, or higher — further evidencing that market capitalization was not representative of fair value.
     Based on the above considerations and the calculated underlying estimated fair value of each reporting unit compared to the carrying value of each reporting unit, the Registrant concluded that no impairment of its goodwill existed.
     Registrant also notes that it continues to monitor goodwill in accordance with SFAS 142. As part of this process, Registrant continues to monitor market price changes, financial results, comparable company multiples, acquisition multiples and other market factors in considering whether a change in circumstances indicates an impairment has occurred.

Quarterly Financial Date (Unaudited), page F-3
2.	Item 302(A)(1) of Regulation S-K requires the disclosure of gross profit within the presentation of Selected Quarterly Financial Data. Please confirm that you will provide a conforming presentation in future filings.
Response:
     The Registrant will include the disclosure of its gross profit within its presentation of Selected Quarterly Financial Data in its subsequent Form 10-K filings.
     The Registrant acknowledges that:
(i)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
(iii)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Goldleaf Financial Solutions, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call Dan Owens at (678) 728-4470 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
/s/ Dan Owens
Dan Owens
Chief Financial Officer
/s/ Scott Meyerhoff
Scott Meyerhoff
EVP, Former Acting Chief Financial Officer
Courtesy copy: Tamara Tangen, Senior Staff Accountant